Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is the transcript of a conference call attended by participants in 250 West 57th St. Associates L.L.C.

Operator: On behalf of Malkin Holdings, hello and welcome to this conference call to discuss the proposed consolidation that will close simultaneously with an IPO. All participants have registered specifically for this call and have been checked in for this call. Each call participant has been asked to submit questions he or she wishes to pose.

Before we get started, let me remind you that today’s call will contain forward-looking statements within the meaning of the Federal Securities Laws. These statements represent predictions and expectations as to future events which Malkin Holdings believes are reasonable and are based on reasonable assumptions. However, numerous risks and uncertainties could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Information about some of these risks and uncertainties can be found in the Company’s SEC filings, including the Prospectus Consent Solicitation Statement, which you have received. The Company assumes no obligation to revise or update any forward-looking statements.

Investors are urged to review the registration statement on Form S-4, the Prospectus Consent Solicitation Statement which, you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the Prospectus Consent Solicitation and the supplements relating to the individual entities, by contacting Ned H. Cohen at Malkin Holdings, LLC.

Because of scheduling limitations and to give maximum flexibility in accommodating such a large number of calls, this call has been prerecorded.

A transcript of comments by the Malkins and questions and answers from this call will be available on our website, www.empirestaterealtytrust.com and also be filed with the SEC, and available on its website at www.sec.gov. With that, I will turn the call over to the Malkins.

Tony Malkin: Thank you, Operator. I am Tony Malkin and my father and I would like to welcome you all and thank you for participating.

We’re going to start with some remarks and then move to question-and-answer. We will be on the phone between one and one-and-a-half hours. We are very happy to speak with you. We hope that you have or will review some key materials we have sent to you and which are also on our website. The videos and some other of the information on our website, including instructions on how to fill out your consent form, are also on the DVD we sent with the proxy consent solicitation statement and other solicitation materials. We are committed to answering every question you may have to help you understand why we are making this important recommendation.

We will answer the most commonly-asked questions in the time we have available on today’s call. If you have submitted questions not answered on this call, we will reach out to you individually in a separate call. If you have new questions, you can make a toll-free call to our proxy solicitor at 1-888-410-7850 or reach us through our website at www.empirestaterealtytrust.com. Again, the toll-free number is 1-888-410-7850 and the website address is www.empirestaterealtytrust.com. And I’ll spell that out for you. It’s all one word, www.empire—that’s e-m-p-i-r-e; state, s-t-a-t-e; realty, r-e-a-l-t-y; trust, t-r-u-s-t; (dot) com. We will also repeat the phone number and the website at the end of the call.

Now let’s get started. Dad?

Peter Malkin: Thanks, Tony, and thank you all for joining us today.

As many of you know, I began my work for you in 1958 when I joined my late father-in-law, Lawrence A. Wien, for what became a wonderful partnership spanning more than 30 years. I was a partner with my father-in-law and Harry Helmsley when we acquired the Empire State Building in 1961. My son, Tony, joined me in 1989.

Before we get into the detail on the proposed transaction, I want you to know that we considered many other options, including leaving things as they have been, before deciding that the consolidation of properties into one publicly-traded Real Estate Investment Trust, or REIT, is a unique opportunity in the life of these investments and the best course of action for the almost 5,000 investors we represent. The purpose of today’s call is to explain to you why we believe this transaction will benefit you. Now that our S-4 is effective with the SEC, we are in a position to answer any question you have.

This proposal did not come about overnight. In fact, we have been working on it for nearly three years. All during this time, I have been reflecting upon my career and the innovative investments created by my father-in-law, starting in 1934. As I approach the end of my career, I want to make sure that our investors are given the best opportunity for enduring, profitable investment, liquidity, and choice. Although he is no longer with us, I am sure that my father-in-law, Lawrence A. Wien, would have had the same enthusiasm and endorsement for our plans.

Tony and I are going to walk you through the details, but in a nutshell, we believe that the transaction we are recommending is a big improvement for every investor. We believe our proposed transaction, which offers you a 100% tax-deferred option, gives you tremendous benefits, including the following. Every investor will have the opportunity for liquidity after an initial lock-up period, when and if he or she decides it is appropriate. And when he or she choose liquidity, they will be able to do so by selling shares or units on the New York Stock Exchange.

Second, all investors in the REIT are expected to receive ongoing distributions which we believe offer greater potential to increase more over time than if the status quo remained.

Third, we believe this greater potential for increased distributions results from the cumulative performance of many excellent properties instead of just relying on one property, better financing, more efficient operation, and potentially beneficial acquisitions.

Fourth, the proposed REIT will operate under corporate governance guidelines, providing investors with increased transparency, accountability and a simplified and more timely tax filing.

Finally, again you have the option to exchange your current interest for an interest in the operating partnership of the REIT in a manner that is expected to be 100% tax-deferred.

My family, as you know, has interests in this building, just like you. And I would not be proposing this if I did not think it would benefit all investors.

Now Tony will describe some of the benefits of the proposed transaction in more detail.

Tony Malkin: Thanks. Let me begin by addressing why we believe it is in your interest to vote for the proposed transaction.

Obviously, the ability we were able to create for each of you to participate in what is expected to be a 100% tax-deferred transaction is the starting point. After that, the first key benefit is the opportunity for you to continue to own valuable and important real estate with a more stable and what we believe is greater potential for increasing distributions than your existing investment.

Combining properties creates the potential for more stable distributions through the greater performance stability of many properties, rather than just one. Spreading your investment across a portfolio of quality properties diversifies your risk, which is a basic principle of sound investing. Unlike the current structure, where distributions beyond a minimum are discretionary and based on the need to establish reserves, REIT dividends must be at least 90% of the REIT’s annual taxable income. We expect they would be paid every quarter. We also believe that you have greater potential for increased distributions as a unitholder or stockholder and increased value from capital appreciation, than as a participant in your subject LLC.

The REIT will have better access to capital markets, streamlined financial reporting and a simplified management structure that increases efficiency. The REIT also expects to maintain modest leverage, which should allow the REIT to pursue acquisitions that could increase its cash flow, potentially allowing for further growth and enhanced distributions.

Another factor is our current need to maintain cash reserves for each individual ownership entity to protect against unknowns and to cover expenses from time-to-time. As a REIT, we will no longer have to hold cash reserves in each individual entity. In fact, there will be a one-time distribution of whatever available cash reserves there are at or just after the consolidation and IPO. And there is no need to establish property level reserves by the REIT any longer. If the transaction proceeds, in addition to the one-time distribution of cash reserves, the REIT will reimburse all transaction expenses out of IPO proceeds, thereby increasing the funds available for such one-time distribution at the time of the IPO.

Finally, each investor will receive their portion of the $55 million class action settlement fund, subject to court approval but this one-time distribution, and the receipt of such, will occur only if the proposed transaction moves forward. If our proposed consolidation and IPO are not approved, these three one-time distributions will not occur. In the Prospectus Consent Solicitation Statement, which is the form in the final S-4, we have estimated what dividends would be for the REIT during the 12-month period ending September 30, 2013. The presentation of this 12-month estimate in the Prospectus Consent Solicitation Statement is the market convention for REIT IPOs and is consistent with SEC guidelines. Importantly, for most investors, including those investors in the Empire State Building, the estimated distributions in the S-4 are projected to be higher than under the status quo historical average distributions. And over the longer term, we believe that all investors will have the greater potential for increasing distributions than they currently have, for all the reasons I just mentioned. Remember, REIT taxable income will be determined by the performance of the portfolio of properties and is unaffected by the Company’s stock price. While the price of shares may go up and down, that will not change the requirement to pay dividends of at least 90% of REIT taxable income on an annual basis. Dad?

Peter Malkin: Another significant benefit is the potential for liquidity at a time of your own choosing. Just to be clear, under the proposed consolidation and initial public offering, there is never any requirement that you sell your shares for cash. Many of you may wish to keep your interest for you and your family and to continue receiving expected regular steady distributions, which we believe offer greater potential to increase more over time than if the status quo remained. That’s fine. And because you have the option of choosing what is expected to be a tax-deferred security, you have the ability to avoid realizing a capital gain until the time of a future capital transaction, such as when you may decide to sell. And your family may avoid the capital gain tax completely if you hold onto your units for life and they are given a stepped-up basis in your estate.

I should note at the outset that the Malkin family intends to hold its shares and units, but others may wish to liquidate all or a part of their investment. I can’t think of a case in which your investment is not worth many times what you or one of your predecessors paid for it. But currently, there is no efficient public market for you to sell your interest in its present form.

While there have been some sales over the years, we believe that they have been concluded at substantial discounts. By going public, there will be a true market price available and you will be able to see the price of your shares or units any time you like and to sell all or part of your interest any time you choose, following the initial lock-up period.

Another benefit of the transaction is corporate governance. Investors would own shares in a publicly-traded company with a centralized, experienced management team. The management team would report to a Board comprised of six independent directors and my son, Tony. A full set of biographies of the six proposed independent directors is in the Prospectus Consent Solicitation Statement. Importantly, each Board member has successful experience in real estate, public companies, or both.

As a public company, your Board has a fiduciary responsibility to all stockholders and will be accountable to you. And those of you with voting securities would elect the Board members and vote on certain other corporate matters each year. This is in contrast to your current investment where you have no vote.

You should also enjoy greater legal protections. As a public company with securities listed on the New York Stock Exchange, you would have all the protections afforded all public stockholders through the SEC, the New York Stock Exchange, and the new Dodd-Frank rules and regulations.

Tony Malkin: Another benefit is simplified tax filing instead of receiving a K-1 for each investment you have with Malkin Holdings, which is often received too late to make an April 15th filing. Class A or B common stock shareholders will receive one Form 1099, and OP unitholders will receive one form K-1. The REIT has committed to make efforts to deliver all of these forms by March 31st of each year so you will not have to file your returns on extension.

So in summary, we believe there are many benefits to the proposed transaction. We believe all investors will benefit through ongoing distributions with a greater potential to increase through property performance, better financing, more efficient operations and beneficial acquisitions. The potential for increased distributions and stock-priced capital appreciation over time, benefits all investors. You will enjoy modern corporate governance, an accountable Board of Directors, greater transparency and simplified tax filing. In our view, when you consider all these benefits, your decision to vote for the consolidation and IPO should be an easy one. Dad?

Peter Malkin: We also think it’s important for everyone to consider what will happen if the transaction does not move forward. Were that to occur, you will continue to own an illiquid interest in an entity that owns a partial interest in a single property. This means you are not likely to obtain a true and efficient market price for your interest and you will significantly limit your ability to monetize all or part of your interest at a price and time of your choosing.

You will also continue to be subject to an ownership structure that is universally recognized as archaic, which limits your rights and the value of your investment and which is potentially subject to damaging deadlocks.

Also, because you currently rely only on the performance of one property, any major expenditure unique to your property or major tenant failure will impact you directly and not be mitigated by the performance of other properties.

In addition, your cash distributions will remain inconsistent and volatile, subject to the performance of a single property and to the decisions made by the operating lessee, over which you have no control.

Without the consolidation, there will not be the same access to growth through acquisitions and therefore, you will forego the positive impact such acquisitions could have on distributions. Your entity will not be reimbursed for the transaction expenses incurred over the past several years, and your entity will not make the one-time distribution to you of such reimbursement amount, plus its excess reserves. You will not receive any settlement payment. And finally, your tax filing will remain complex and subject to delays beyond April 15th each year.

Tony Malkin: Thanks, Dad. If the transaction proceeds, you will be able to choose what securities you will receive in exchange for your current interests. Your choices include 100% tax-deferred operating partnership, or OP, units that do not have voting rights; a 98% tax-deferred combination of Class B common stock and OP units that would have the same voting rights as if you had selected only Class A common stock; or fully taxable Class A common stock with full voting rights. Each one of these options will provide you with ownership in prime, improved, or improving office and retail real estate in Manhattan and the greater New York metropolitan area. And importantly, no matter which security you choose, you can expect to receive regular quarterly distributions with the greater potential for increased distributions and capital appreciation than your current investment.

Let us discuss a little more what each of these securities is and what the general tax implications would be.

Peter Malkin: I’ll begin with the OP units. OP units are expected to be 100% tax deferred, meaning that tax would be owed on any gain on your investment only at the time of a future capital transaction, such as when you decide to sell, or the property owned by your entity is sold. OP units will also be listed on the New York Stock Exchange but have no vote in the REIT. If and when OP unitholders decide to liquidate, however, they would not have to sell their units on the Exchange. Beginning after one year, they would also have the option of exchanging their OP units for cash at the then price of Class A shares or at the REIT’s option to receive Class A shares one-for-one.

As detailed in the Prospectus Consent Solicitation Statement, some of your OP units are permitted to be sold immediately, and up to 50% can be sold after six months. And all or any part of your holdings may be sold at any time starting 12 months after the initial public offering.

Another alternative is a combination of OP units and Class B shares. Because OP units do not have voting rights, we are offering the option to receive Class B shares instead of 2% of the OP units you would otherwise receive. So, for example, if you were eligible to receive 100 OP units, you could instead choose 98 OP units and two Class B shares. Class B shares are different in that each carries the same voting rights as 50 Class A shares. And so you, by choosing two Class B shares, would have the same voting rights as if you chose 100 Class A shares. However, receipt of Class B shares is taxable at the time of the IPO. So, instead of deferring taxes on 100% of your investment, you would defer taxes on 98% of your investment.

If you decide you want to sell your Class B shares, which will not be listed on a national securities exchange, they are automatically converted on a one-for-one basis to Class A shares.

Tony Malkin: The final alternative is to receive Class A shares. These shares will have the same rights to distributions as OP units and Class B shares and also carry voting rights in the REIT. However, receipt of Class A shares is taxable at the time of the IPO.

As with OP units, those wanting to liquidate their investment would be eligible to sell half of their Class A shares six months after the IPO and the balance 12 months after the IPO.

So the bottom line is that we have created a structure that gives you great flexibility. You have a range of options, including to defer taxes, receive quarterly distributions and maintain voting rights. This structure provides the same choices that were made available to the Malkin family and to the investors in the private entities we supervise. As you may know, we received all of the required consents from those private entities, who have approved the proposed consolidation.

For your reference, the Malkin family elected a combination of Class B shares and OP units, in addition to a small number of Class A shares.

If I may, let me turn this back to my father for some closing remarks.

Peter Malkin: Thank you, Tony. We hope that you have found this discussion helpful. In summary, we want to make sure you understand the following key points about this transaction.

You have the option to receive OP units which are expected to be 100% tax-deferred. You would have new liquidity options through a listing of Class A common shares and OP units on the New York Stock Exchange.

We believe the REIT offers a greater potential for distribution increases than the status quo. Dividends will be paid quarterly and at a minimum of 90% of REIT taxable income annually.

You can diversify your assets, one of the first principles of sound investing.

You will have increased growth opportunities through potential acquisitions with better access to capital markets.

You will receive a one-time distribution of cash reserves and reimbursement of consolidation and IPO expenses.

You have the opportunity to receive class action settlement proceeds.

For all these reasons, among others, we believe the proposed transaction is in the best interests of all investors. And now, let’s begin the question-and-answer session.

Tony Malkin: Thank you to everyone who submitted questions. We are going to answer the most commonly-asked questions. If your question is not answered, it is likely specific to your particular situation or has not been asked by any other investor, and we will reach out to you individually. If you have new questions, you can reach out via the website at www.empirestaterealtytrust.com. Once again, that’s all one word, www.empirestaterealtytrust.com, or via our toll-free phone number, which is 1-888-410-7850. Again, that is 1-888-410-7850. With that let’s take our first question.

“Is the MacKenzie that is doing the tender offer the same as the MacKenzie who is your proxy solicitor?”

The answer is no, there is absolutely no relation whatsoever, and it is purely a coincidence that they have the same name. The MacKenzie that is doing the tender offer has made prior tender offers that we have opposed or recommended against. We have separately mailed a Schedule 14D-9 to participants, which you all should’ve received, which states our recommendation against the tender offer.

Next we have a question, “What happens to my interest if the transaction proceeds?”

Our Prospectus Consent Solicitation Statement states in several places that if your subject LLC participates in the consolidation, you will have the option to exchange your current interest for one of three types of securities. As we discussed on the call earlier and as can be found on Page 74 of that Consent Solicitation Statement, those securities are 1) operating partnership units, or OP units, which are expected to be 100% tax-deferred; a combination of Class B common stock and OP units, which are expected to be 98% tax-deferred; or Class A common stock, which is 100% taxable.

We, of course, cannot advise you on which security you should choose. We suggest that you consult your financial advisor, if you are not sure which security is best for you. If you have questions about how to make your election, however, you can call us anytime and we would be happy to explain further your options. Dad?

Peter Malkin: The next question is, “Will I be required to pay taxes on the consideration received in this transaction?”

Our Prospectus Consent Solicitation Statement highlights in several places, including on pages 20 to 22, that if you elect to receive OP units, you will not pay any tax on the consideration you receive in our recommended consolidation. You will only realize a capital gain at the time of a future capital event, such as when you decide to sell your interest or if the property owned by your entity is sold at some point in the future. If you choose OP units, the entire transaction as set forth in the Prospectus Consent Solicitation Statement is expected to be 100% tax-deferred for you.

Tony Malkin: The next question is, “Who is Duff & Phelps and how can I feel comfortable that their work has given me fair value for my interests in the consolidation?”

As stated in our Prospectus Consent Solicitation Statement, given our family’s role in owning interests and in supervising all the entities in our consolidation, we wanted an independent third party to produce the exchange values and render a fairness opinion for all participants, and we chose Duff & Phelps to do this work. We chose Duff & Phelps because we wanted the work to be performed by an independent group. Duff & Phelps is an internationally-recognized firm with an excellent reputation for valuation services across all industries, and it provides these for a broad variety of real estate firms.

The Prospectus Consent Solicitation Statement, on pages 235 through 254, describes in detail how Duff & Phelps did its work. They began by requesting and receiving historical and current information and market data which we delivered to them from our records and from the third-party managing agents. They then appraised the value of each of the properties, the development site and the management companies to be included in the REIT. Then Duff & Phelps calculated the exchange value for each property.

Each of the properties will receive its proportionate share of the consideration in the consolidation based on its proportionate share at the aggregate exchange value. This results in the value of each entity relative to the others, which is how the consideration in the consolidation is being allocated to you.

The exchange value for each entity was then allocated to the participants and the override interests in accordance with the organizational documents for each entity. In this way, all values were established in the same way, including our own values.

The valuation materials, which Duff & Phelps provided to us, are attached in the materials you received as Appendices A and B to the Prospectus Consent Solicitation Statement and the financial projections used by Duff & Phelps in its exchange valuation process for all the properties, are attached as Appendix C. I can also tell you that we believe the valuations are fair, that our interests have been valued in the same way and that we will be voting in favor of the transaction.

Peter Malkin: The next question is, “Is there a deadline to vote?”

By law, the solicitation period must last at least 60 days after the beginning of the solicitation period, which would take us out to March 25, 2013. The longer it takes to approve the proposed consolidation and initial public offering, the greater will be the expenses borne by all investors; the longer it will take until the benefits that we believe will be realized from the consolidation, including steadier, more regular distributions, the longer it will take for you to receive the one-time distribution of reserves and reimbursement of offering expenses; and the longer it will take for you to receive your share of the class action settlement proceeds.

Importantly, all these benefits will occur only if the vote is for the consolidation and initial public offering and the consolidation and initial public offering are completed. For these reasons, delay is costly and it is important that you make your choice and send in your vote as soon as you can so that your vote is counted and the consolidation goes as quickly as possible to minimize ongoing expenses.

Tony Malkin: Here’s another question: “Who pays for all the materials that have been sent out in connection with the proposed transaction?”

The more voluminous materials that have been distributed were necessary to meet SEC requirements. In addition, we have sent out a series of letters and other shorter materials that we felt were necessary to keep all investors apprised of certain developments relating to the proposed transaction. With agent authorization under the original agreements for your investment, the costs are initially being shared by your LLC, along with all the other public and private entities supervised by Malkin Holdings that would participate in the consolidation.

If the consolidation is approved and closes, the new REIT will reimburse each of the entities for its share of these costs and the amount reimbursed will be distributed to you and the other participants in cash at, or soon after, the IPO.

If the consolidation is not approved, each entity’s expense is unreimbursed, and no such distribution will be available.

Peter Malkin: The next question, “How did the Malkins get their override interest?”

The Prospectus Consent Solicitation Statement sets forth the variety of overrides from different ownership groups to which the Malkin Group is entitled. Some of these overrides have been in place since the creation of each investment. Some were put in place at later dates. Every one of these overrides was either included in the organizational documents when investors agreed to make their investment or has been consented to, in writing, by the investors in the entities.

Tony Malkin: This question, “Isn’t Malkin Holdings going to continue to get management fees, commissions from leasing, and supervisory fees once the consolidation is concluded and the REIT goes forward?”

No, that’s not true. Today, Malkin Holdings receives no management fees or commissions from any of the properties involved in this consent. All Malkin Holdings receives is its supervisory fees and its overrides, when payable. All Malkin Holdings fees and entitlements were valued as part of Duff & Phelps’ work. When the consolidation and IPO move forward, Malkin Holdings will receive no more fees. All Malkin Holdings will get is its ownership in the REIT.

Peter Malkin: The next question, “What is the Malkins’ entitlement to these override interests?”

The Prospectus Consent Solicitation Statement points out that the overrides are written contracts entered into by you, the family member from whom you inherited your interest, or the party from whom you acquired your interest when the investment was made or at some point thereafter. Every one of these agreements is available for inspection.

The Malkins are entitled to distributions on the override interests out of the proceeds from a capital transaction. As the REIT will acquire each building in which you are a participant, the proposed consolidation is a capital transaction. The proposed consolidation represents a transfer to a new entity with substantial additional assets, substantial new investors and a new governance structure, in no way a continuation of the prior entities for the same investors.

Tony Malkin: This question, “When do you expect the consolidation and IPO to be completed?”

We plan to complete the consolidation as soon as possible after receipt of the approval by the required vote of your subject LLC’s participants and the approval by the required vote of the other subject LLC’s participants for inclusion. At that time, we will measure the market and calendar for other public offerings and choose the best timing for the IPO. By its terms, the consolidation and IPO are required to be completed no later than December 31st, 2014, but we are certainly hoping to wrap it up long before that date.

Another question, “When can I sell OP units or shares of Class A and Class B common stock of the REIT after the consolidation and IPO?”

First of all, please keep in mind Class B common stock cannot be sold. It can only be exchanged for Class A common stock to be sold. And that can take place 12 months after the offering. As explained in the Prospectus Consent Solicitation Statement and in our videos, after the closing of the consolidation and the IPO, every participant, except the Malkin family, will have the ability to sell up to 50% of both the OP units and Class A common stock received in the consolidation at any time after the 180th day following the IPO pricing date and the balance of the OP units and Class A common stock, 12 months after the IPO pricing date. In addition, each participant that receives OP units may, immediately following the consolidation and the IPO, sell up to 4% of the OP units issued to him or to her. And I would point out that the Malkin family has a longer lock-up.

The next question, “When are OP units exchangeable for shares of Class A common stock?”

Twelve months after the completion of the IPO, each OP unit will be exchangeable for the then cash value of a share of Class A common stock or, at the REIT’s election, one share of Class A common stock.

Peter Malkin: Another question, “What about all these lawsuits against the Malkins over this deal? There are five of them. Doesn’t that mean that the Malkins have done something wrong?”

No. Virtually all large deals get challenged in court. These claims now have been settled with no admission of wrongdoing. In fact, after plaintiffs’ counsel reviewed thousands of documents and interviewed many witnesses, the plaintiffs now intend to support the proposed transaction.

Tony Malkin: Here’s another question. “What is my interest worth?”

As described in the Prospectus Consent Solicitation Statement, for each 10,000 of original investment held by you, the exchange value is now $409,660, if you or your predecessor consented to the voluntary capital override or $452,950 if there has been no such consent.

The exchange value was determined based on an appraisal by Duff & Phelps, LLC, the independent valuer, to establish relative value amongst properties and participation interests. And it does not necessarily represent the fair market value of your participation interest. The consideration you receive will be based on the REIT’s value in the IPO, which will not be known until the pricing of the IPO after you vote on the consolidation proposal.

We have described in the Prospectus Consent Solicitation Statement on pages 6 through 8 of the Prospectus Consent Solicitation Statement, the differences between the exchange values and the enterprise value, which is based on the IPO price. The Prospectus Consent Solicitation Statement also includes a table on page 7, showing the range of enterprise values per $10,000 original investment based on an illustrative range of IPO prices.

Peter Malkin: And the next question, “What will happen to my distributions if the transaction does go forward?”

We believe that there is greater potential for your distributions to go up more over time as part of this transaction than if you stayed just with the status quo. In the Prospectus Consent Solicitation Statement, we’ve provided an estimate of expected annual distributions to investors in each of the groups for which a vote is to be taken.

On pages 183 through 189 of the Prospectus Consent Solicitation Statement, you can find a comparison of what our estimated distributions for 12 months ending September 30, 2013, will be in comparison to the average annual distributions 250 West 57th Street investors received for the five years ended December 31, 2011. The estimated distribution is less than the average annual distribution per $10,000 original investment for the five years ended December 31, 2011. However, the estimated distributions are more than such average for such period, if one eliminates the distributions attributable to borrowing and distributions attributable to an extraordinary lease cancellation payment that was a one-time event. We believe that borrowing for distributions cannot be continued.

We also believe your distributions will be less subject to fluctuation and are expected to be paid four times per year, once each quarter, as opposed to the historic practice of a small, regular monthly distribution and an annual overage rent payment, which is inconsistent and only payable to the extent of available cash flow.

As stated in our Prospectus Consent Solicitation Statement, letters and videos, REITs are required to distribute at least 90% of REIT taxable income annually. The post-IPO REIT will have no need to maintain property level reserves at each property. There will be many more and more efficient ways to access the capital markets.

There are many reasons why we believe participants have greater potential for increased distributions following the transaction than in the status quo. For your information, our family has no plan to sell any of our interests and we believe the potential benefits of the combined portfolio are greater than for any property standing alone.

Tony Malkin: Here’s a question, “Does the estimated decrease in distributions mean my company has been undervalued relative to the other properties?”

No. We do not believe that is true. As we have said, all the buildings were valued independently by Duff & Phelps.

Here’s another question. “Can’t things just stay the way they are? Why can’t we just have the status quo?”

Well, things can’t stay the way they are and the status quo can’t continue. Leona Helmsley’s estate must sell its interests in your operating lessee. This is not an option. It is requirement under the will of Leona Helmsley. The Helmsley estate owns a 35% interest in the operating lessee. Any purchaser of the Helmsley estate interests will be able to have very material influence over decisions made by the operating lessee.

The operating lessee’s decisions control property operations and use of cash flow, thus determining the amount of cash available for your distributions. If the consolidation is not completed, the Helmsley estate will have to find another way to liquidate its real estate holdings. In that case, the Helmsley estate could sell to a person or a group which would then have the ability to exercise substantial influence over decisions, thereby creating the potential for decisions which impair distributions.

We feel that reality dictates that the best decisions and conditions change over time. The tax code which drove my grandfather to structure the purpose of 250 West 57th Street has changed. Financing and operations are different today than in the past. Technology, rules and business have become more complex and the structures of yesterday do not allow us to address efficiently, the challenges and opportunities of today. We believe the status quo does not make sense any longer.

Peter Malkin: Another question, “What will I be entitled to receive if I don’t vote for the consolidation and the consolidation proposal is approved by my entity?”

If you vote against the consolidation, you do not vote or you abstain and your subject entity participates in the consolidation, you will receive OP units, unless you elect to receive a combination of Class B shares and OP units or shares of Class A common stock.

Tony Malkin: Let me briefly touch on where we go from here. We now have begun the process of soliciting consents from investors in the three public LLCs that own interests in the three properties: the Empire State Building, One Grand Central Place and 250 West 57th Street. The operating lessees of these three properties have already provided their consents.

By law, the solicitation period must last at least 60 days after the beginning of the solicitation period. The end of that 60-day period is March 25th, 2013. The longer it takes to approve the proposed consolidation and IPO, the greater will be the expenses borne by all investors; the longer it will take until the benefits that we believe will be realized from the consolidation, including steadier, more regular distributions; the longer it will take for you to receive the one-time distribution of reserves and reimbursement of offering expenses and the longer it will take for you to receive your share of the class action settlement proceeds. Importantly, all of these benefits will only occur if the vote for the consolidation and IPO are completed.

For these reasons, delay is costly and it is important that you make your choice and send in your vote as soon as you can so that your vote is counted and the consolidation goes as quickly as possible to minimize ongoing expenses.

You may already have been contacted by representatives of Malkin Holdings and our proxy solicitor, MacKenzie Partners, Inc. They can answer your questions and help you make sure you have all the information you need in order to cast an informed vote. You can also contact Malkin Holdings directly through our website or by phone at 1-888-410-7850. Again, that toll-free number is 1-888-410-7850. A transcript of comments and questions and answers from this call will be available on our website, along with all of the other materials to which I referred earlier on the call. Remember, the website address is www.empirestaterealtytrust.com. That’s all one word, www.empirestaterealtytrust.com.

Peter Malkin: Thank you very much for listening and as always, we appreciate your support.

Operator: Thank you, Mr. Malkin. This concludes our call today. Thank you all for participating.